Exhibit 3.39

STATE OF LOUISIANA

PARISH OF CADDO

AGREEMENT OF LIMITED PARTNERSHIP

OF

LIFECARE HOSPITALS OF NORTH TEXAS, L.P.

This Agreement of Limited Partnership of LifeCare Hospitals of North Texas, L.P. is made and entered into as of the 1st day of February, 1998 by and among LifeCare Holding Company of Texas, L.L.C., a Nevada limited liability company, whose mailing address is 504 Texas Street, Suite 600, Shreveport, Louisiana 71101 (hereinafter “General Partner”) and the undersigned limited partner(s) (hereinafter sometimes referred to as “Limited Partner” or collectively as “Limited Partners” when there is more than one).

RECITALS:

The General Partner and the Limited Partners desire to own and/or operate certain hospitals and healthcare facilities.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements hereinafter set forth, the General Partner and Limited Partners hereby enter into the following agreement of limited partnership:

ARTICLE I.

THE LIMITED PARTNERSHIP

Section	1.1 Formation

a. The parties hereby form a limited partnership (referred to as the “Partnership”) pursuant to the provisions of the Texas Revised Limited Partnership Act.

b. In connection with the formation of this Partnership, the General Partner shall prepare and execute a certificate of limited partnership which shall be filed with the Secretary of State of Texas. The Partners shall execute and record any supplemental or amended certificate of limited partnership and other documents for the Partnership as may from time to time be required by Texas law.

c. The Partners’ interests in the Partnership shall be personal property for all purposes. All property (including real and personal property and tangible and intangible property) owned by the Partnership shall be deemed to be owned by the Partnership as an entity, and none of the Partners shall be deemed to own any of that property.

Section	1.2 Purpose

The purpose of this Partnership shall be to acquire, own and/or operate hospitals and other healthcare facilities, together with related properties, and to conduct all activities in connection therewith.

Section	1.3 Name

The Partnership shall operate under the name of LifeCare Hospitals of North Texas, L.P. and/or under the assumed name of LifeCare Specialty Hospitals of Dallas.

Section	1.4 Principal Place of Business and Registered Agent

The principal place of business and mailing address of the Partnership shall be at 504 Texas Street, Suite 600, Shreveport, Louisiana 71101. The business of the Partnership may also be conducted at such other or additional place or places as may be designated by the General Partner. The registered agent for service of process on the Partnership in the State of Texas shall be Capitol

Corporate Services, Inc. The address of the registered office of the Partnership in the State of Texas shall be located at 1212 Guadalupe, Suite 102, Austin, Texas 78701.

Section	1.5 Term

The Partnership shall commence as of the date of filing of the certificate of limited partnership with the Secretary of State of Texas, and shall continue until terminated as hereinafter provided.

Section	1.6 Assumed or Firm Name Certificate

Prior to engaging in business in any state, the Partnership shall comply with the laws of such state with respect to notice of operations as a limited partnership and with respect to operating or doing business under an assumed, fictitious or firm name, and the parties hereto agree to execute, file and record all proper instruments that may be required to enable the Partnership to establish and maintain its status and conduct business in its name at any place and at any time as designated by the General Partner.

ARTICLE II.

CERTAIN DEFINITIONS

Section	2.1 General Partner

Unless the context otherwise requires as a result of the operation of Sections 9.1, 9.2 or 9.3, the term “General Partner” shall mean LifeCare Holding Company of Texas, L.L.C., a Nevada limited liability company, or its substitute or substitutes, pursuant to the terms of this Agreement.

Section 2.2 Limited Partners/Limited Partner

The term “Limited Partners” shall mean at any time the persons who are Limited Partners as provided in this Agreement, collectively; and the term “Limited Partner” shall mean at any time any one of the then Limited Partners.

Section 2.3 Partners/Partner

The term “Partners” shall mean at any time the General Partner and the Limited Partners, collectively; and the term “Partner” shall mean at any time any one of the then Partners.

Section 2.4 More than Fifty Percent (50%) in Interest of the Partners

The term “More than Fifty Percent (50%) in Interest of the Partners” shall mean the one or more of the Partners who at the time are entitled to more than fifty percent (50%) of the capital of the Partnership.

Section 2.5 More than Seventy-Five Percent (75%) in Interest of the Limited Partners

The term “More than Seventy-Five Percent (75%) in Interest of the Limited Partners” shall mean the one or more of the Limited Partners who at the time are entitled to more than seventy-five percent (75%) of the capital of the Partnership owned by the Limited Partners.

Section 2.6 Vote

The term “Vote” means the written approval of a proposed action affecting the Partnership signed by a Partner or his authorized representative.

ARTICLE III.

CAPITAL CONTRIBUTIONS

Section 3.1 Initial Capital Contributions

The total initial capital of the Partnership shall be contributed in cash and/or mineral properties in the amounts and in the percentages set forth below:

	INITIAL CAPITAL CONTRIBUTION	OWNERSHIP INTEREST
GENERAL PARTNER	$10.00	1.00%
LifeCare Holding Company of Texas, L.L.C.

LIMITED PARTNERS
LifeCare Management Services, L.L.C.	990.00	99.00%

TOTAL	$1,000.00	100.00%

Section 3.2 Form and Timing

The initial capital contribution of Partners shall consist of cash.

ARTICLE IV.

ACCOUNTING FOR THE PARTNERSHIP

Section 4.1 Annual Statements

The General Partner shall cause annual financial statements of the operations of the Partnership to be prepared and distributed to each Limited Partner. Such financial statements need not be audited.

Section 4.2 Access to Accounting Records

Any Limited Partner shall have reasonable access to the accounting records of the Partnership during regular business hours of the Partnership.

Section 4.3 Books and Records

The Partnership shall maintain appropriate books and records with respect to the Partnership’ s business. The books of the Partnership shall be kept in accordance with generally accepted accounting principles, except that the General Partner may elect to use a cash receipts and disbursements method of accounting.

Section 4.4 Fiscal Year

The fiscal year of the Partnership shall be the calendar year.

Section 4.5 Income Tax Information

The General Partner shall provide to each Limited Partner information on the Partnership’s taxable income or loss and each item of income, gain, loss, deduction or credit that is relevant to reporting partnership income. The information shall also show each Partner’s distributive share of each item of income, gain, loss, deduction or credit. This information shall be furnished to each Limited Partner within ninety (90) days of the close of the Partnership’s taxable year. The General Partner shall file or arrange for the filing of all tax returns and reports required by applicable law or regulations to be filed by the Partnership.

Section 4.6 Tax Matters Partner

The General Partner shall serve as the Tax Matters Partner for the Partnership pursuant to §6231(a)(7) of the Internal Revenue Code. The Tax Matters Partner shall take such action as may be necessary to cause each other Partner to become a “notice partner” within the meaning of §6223(g) of the Internal Revenue Code. The Tax Matters Partner shall notify each other Partner on a reasonably timely basis of all significant matters that may come to his attention in his capacity as Tax Matters Partner. The General Partner is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith.

Section 4.7 Accounting Decisions

All decisions as to accounting principles and tax elections, including but not limited to any election pursuant to Section 754 of the Code, shall be made by the General Partner using generally accepted accounting or tax principles (as the case may be) consistently applied, except that the General Partner may elect to use a cash receipts and disbursements method of accounting.

Section 4.8 Bank Accounts

All receipts, funds and income of the Partnership shall be deposited in the name of the Partnership in such bank or banks as the General Partner shall determine. Every withdrawal from such banks shall require the signature only of such person or persons as the General Partner may determine. There shall be no commingling of the monies and funds of the Partnership with monies and funds of any other entity, and such monies and funds shall be maintained in separate and distinct accounts of the Partnership.

ARTICLE V.

PROFITS AND LOSSES

Section 5.1 Determination

The net profits or net losses of the Partnership shall be determined in accordance with the method of accounting elected by the General Partner consistently applied.

Section 5.2 Profits and Losses

The profits and losses of the Partnership shall be shared by the Partners (General Partner and Limited Partners) in the percentages of their initial capital contributions as set forth in Section 3.1, as adjusted in accordance with the provisions set forth in Sections 6.1 and 6.2.

Section 5.3 Tax Allocations for Contributed Property

In accordance with Internal Revenue Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its fair market value as of the date of its contribution to the Partnership. Allocations pursuant to this Section 5.3 are solely for purposes of federal and state income taxes and shall not affect, or in any way be taken into account in computing, any Partner’s book capital account or share of profits and losses pursuant to any provisions of this Agreement.

ARTICLE VI.

CAPITAL ACCOUNTS

Section 6.1 Individual Capital Account

An individual capital account shall be maintained for each Partner. The capital account shall be maintained in accordance with the principles of the Treasury Regulations promulgated under Section 704(b) of the Internal Revenue Code, including the following general principles:

a.	Each Partner’s capital account shall be increased by (i) the amount of money contributed by the Partner to the Partnership, (ii) the fair market value of property contributed by the Partner to the Partnership (net of liabilities secured by such contributed property that the Partnership is considered to assume or take subject to under Section 752 of the Internal Revenue Code) and (iii) allocations to the Partner of profits of the Partnership in accordance with Section 5.2 and the Section 704(b) Regulations;

b.	Each Partner’s capital account shall be decreased by: (i) the amount of money distributed to the Partner by the Partnership, (ii) the fair market value of property distributed to the Partner by the Partnership (net of liabilities secured by such distributed property that such Partner is considered to assume or take subject to under Section 752 of the Internal Revenue Code), and (iii) allocations of Partnership loss as determined in accordance with Section 5.2 and the Section 704(b) Regulations.

Section 6.2 Additional Contributions to Capital

It is recognized and anticipated that the Partnership may require additional capital from time to time in order to accomplish the purposes and continue the business for which it is formed, and it is hereby agreed that the General Partner, in its sole discretion, may determine whether the capital of the Partnership shall be increased from time to time; provided, that such right is strictly personal to the General Partner and shall not be susceptible of exercise by creditors or other successors in interest thereto. In the event that the General Partner determines that an increase in capital is necessary, such determination shall be submitted in writing to each Limited Partner and, within thirty (30) days following receipt of such notice, each Limited Partner shall notify the General Partner of his approval or disapproval of such increase, and failure to respond timely shall constitute disapproval. In the event that More than Fifty Percent (50%) in Interest of the Partners approve such increase, then the Partnership capital shall be increased pro rata in the ratio of the respective Partners’ capital accounts. If such increase is approved as set forth above and any Partner refuses or fails to contribute his portion of such additional capital within fifteen (15) days following written notice of approval of the increase, the remaining Partners shall have the right to contribute in proportion to their respective capital accounts the additional amounts necessary to total the recommended increased capital; provided further that the respective proportionate interest of each Partner shall be adjusted in proportion to his resulting capital account, it being the intention of this paragraph that all Partners shall have the right to contribute additional capital in proportion to their respective capital accounts; but, in the event that one or more fail or refuse thus to contribute, then, in order to compensate those who make additional capital contributions in excess of their ratable responsibility, their respective Partnership interests shall be increased in proportion to their additional contributions; provided further, however, that there shall be no obligation of any Partner to contribute additional capital even if More than Fifty Percent (50%) in Interest of the Partners approve of such increase in capital.

In the event that the General Partner determines that capital shall be reduced or decreased, no approval of the Limited Partners shall be required. Any resulting changes in the Partners’ proportionate interests shall be reflected in a properly executed amendment of this Agreement of limited partnership.

ARTICLE VII.

CASH FLOW

Section	7.1 Distributions

Cash flow which in the opinion of the General Partner is in excess of that required for operating expenses, any necessary reserve, and reinvestment may be distributed at any time in cash or in kind. Such distributions shall be made in the proportions set forth in Section 5.2.

Section	7.2 Limitation Upon Distributions

No distribution shall be made to Partners if such distributions would cause the Partnership to become insolvent or otherwise unable to pay its creditors, or that would violate limitations set forth in Section 6.07(a) of the Texas Revised Limited Partnership Act or is otherwise prohibited by applicable Texas law.

ARTICLE VIII.

ADMINISTRATIVE PROVISIONS

Section	8.1 Management

Subject only to the restrictions set forth in Section 8.2, all of the business of the Partnership shall be under the exclusive management of the General Partner who is authorized to exercise the broadest powers permitted under any applicable state law for general partners of limited partnerships. The authority of the General Partner, not by way of limitation, shall include the power to:

a.	To execute and deliver any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the business and affairs of the Partnership;

b.	To execute and deliver, in furtherance of any or all of the purposes of the Partnership, any deed, lease, bill of sale, mortgage, mortgage note, option, listing agreement, contract or other instrument purporting to convey, encumber, exchange, lease, option or list for sale or lease all or any part of the movable and immovable, corporeal or incorporeal property of the Partnership;

c.	To borrow money and issue evidences of indebtedness and assume existing indebtedness necessary, convenient or incidental to the accomplishment of the purposes of the Partnership;

d.	To deal with, or otherwise engage in business with, or provide services to any person who provides any services to, lends money to, sells property to or purchases property from the Partnership;

e.	To designate an account or accounts into which Partnership funds may be deposited; to endorse for deposit in or for collection by any bank or corporate institution wherever situated, drafts, checks or other bills of exchange made payable to the Partnership and to withdraw, by check or otherwise, money or deposit in the Partnership’s name in any bank or other depository wheresoever situated;

f.	To deposit or invest Partnership funds in such interest-bearing or non-interest- bearing investments or bank accounts as it deems advisable to the extent such funds are not then required for Partnership operations and are not required to be distributed pursuant to this Agreement;

g.	To open one or more investment accounts for the Partnership in which the account supervisor or investment advisor has discretionary authority to sell, purchase and hold securities for the Partnership; provided only that the General Partner retain the power to add or withdraw assets, to modify the investment objectives and to terminate the account;

h.	To open one or more custodial accounts for the Partnership for the safekeeping of stocks, bonds and other securities owned by the Partnership;

i.	To retain or employ and coordinate the services of employees, accountants, attorneys and other persons necessary or appropriate to carry out the business and purposes of the Partnership, and to designate one or more persons to act as agent and attorney-in-fact to represent the Partnership in such matters as the General Partner may act on behalf of the Partnership;

j.	To engage in any kind of activity and to perform and carry out such contracts of any kind necessary to, or in connection with, or incidental to in the furtherance of, the business and purposes of the Partnership in accordance with this Agreement;

k.	To the extent that funds of the Partnership are available therefor, to pay all debts and other obligations of the Partnership, including amounts due under permanent and other loans to the Partnership; and

l.	To perform other duties provided elsewhere in this Agreement to be performed by the General Partner.

Section 8.2 Business Actions Subject to Approval by More than Fifty Percent (50%) in Interest of the Partners

The General Partner shall not undertake any of the following actions without the written approval of More than Fifty Percent (50%) in Interest of the Partners, as follows:

a.	Mortgage, exchange, lease, sell or grant sales options affecting all or substantially all of the property or interests of the Partnership;

b.	Engage in any business activity which is inconsistent with the purposes of the Partnership and the management of the properties of the Partnership under the contemplation of this Agreement; and

c.	Incur any indebtedness other than in the ordinary course of business of the Partnership.

Section 8.3 Reimbursement of Expenses Incurred by General Partner

The General Partner shall be entitled to reimbursement for all expenses, costs and other liabilities reasonably incurred by it on behalf of the Partnership.

Section 8.4 Limitation on Liability of General Partner/Indemnification

The General Partner shall have no liability, responsibility or accountability in damages or otherwise to any other Partner or the Partnership for, and the Partnership agrees to indemnify, pay, protect and hold harmless the General Partner (on the demand of and to the satisfaction of such General Partner) from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind of nature whatsoever (including without limitation all costs and expenses of defense, appeal and settlement of any and all suits, actions, or proceedings instituted against such General Partner or the Partnership and all costs of investigation in connection therewith) which may be imposed on, incurred by, or asserted against such General Partner or the Partnership in any way relating to or arising out of, or alleged to relate to or arise out of, ,any action or inaction on the part of the Partnership or on the part of such General Partner as a general partner of the Partnership; provided that the General Partner shall be liable, responsible and accountable, and the Partnership shall not be liable to the General Partner, for any portion of such liabilities obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses or disbursements resulting from the General Partner’s own negligence, misconduct or other breach of fiduciary duty to the Partnership or any Partner. If any action, suit or proceeding shall be pending or threatened against the Partnership or the General Partner relating to or arising, or alleged to relate to or arise, out of any such action or non-action, the General Partner shall have the right to employ, at the expense of the Partnership, separate counsel of the General Partner’s choice in such action, suit or proceeding. The satisfaction of the obligations of the Partnership under this section shall be from and limited to the assets of the Partnership and no Limited Partner shall have any personal liability on account thereof. The General Partner shall have the right to bill the Partnership for, or otherwise request the Partnership to pay, at any time and from time to time after any General Partner has become obligated to make payment therefor, any and all amounts for which the General Partner believes in good faith that such General Partner is entitled to indemnification under this section. The Partnership shall pay any and all such bills and honor any and all such requests for payment within sixty (60) days after such bill or request is received by the General Partner. In the event that a final determination is made that the Partnership is not so obligated in respect of any amount paid by it to the General Partner, said General Partner shall refund such amount within one hundred eighty (180) days of such final determination.

Section 8.5 Indemnification of Limited Partners

The Partnership shall indemnify, to the extent of the Partnership assets, each Limited Partner against any claims of liability asserted against a Limited Partner solely because he is a Limited Partner in the Partnership.

Section 8.6 Limited Liability of Limited Partners

No Limited Partner shall be liable for the debts, liabilities, contracts or any other obligations of the Partnership. Except as otherwise provided by applicable state law, a Limited Partner shall be liable only to make his initial capital contribution as set forth in Section 3.1 and shall not be required to lend any funds to the Partnership or, after the original capital contribution shall have been paid, to make any further contribution in excess of such original capital contribution to the Partnership. No General Partner shall have any personal liability for the repayment of the capital contribution of any Limited Partner. Except as otherwise provided in this Agreement, a Limited Partner shall not take part in, or interfere in any manner with, the conduct or control of the business of the Partnership and shall have no right or authority to act for or bind the Partnership.

ARTICLE IX.

REMOVAL AND RESIGNATION OF GENERAL PARTNER

DEATH, DISSOLUTION OR WITHDRAWAL OF GENERAL PARTNER

INTEREST OF A FORMER GENERAL PARTNER

DEATH, DISSOLUTION OR WITHDRAWAL OF LIMITED PARTNER

INTEREST OF FORMER LIMITED PARTNER

Section 9.1 Removal of a General Partner

A General Partner may not be removed except for cause as provided under applicable Texas law.

Section 9.2 Resignation by a General Partner

A General Partner shall have the right to resign at any time, without cause and without consent of the Partners, by giving ninety (90) days written notice to all other Partners.

Section 9.3 Removal, Resignation, Death, Dissolution or Withdrawal of a General Partner

Upon the removal, resignation, death, incapacity, dissolution, insolvency or bankruptcy of a General Partner, or upon the occurrence of any other event of withdrawal of a General Partner, the Partnership shall dissolve, unless within ninety (90) days after the event of withdrawal of the General Partner the remaining General Partner(s), if any, and More Than Seventy-Five Percent (75%) in Interest of the Limited Partners elect in writing to continue the Partnership. If such an election to continue the Partnership is made, then:

a.	A successor General Partner(s) shall be selected by Vote of More Than Seventy-Five Percent (75%) in Interest of the Limited Partners if there is no General Partner then serving;

b.

The Partnership shall continue until the end of the term for which it is formed, or until the subsequent removal, resignation, death, incapacity, dissolution, insolvency or bankruptcy of the General Partner, or other event of withdrawal of a General Partner, in which event the Partnership shall dissolve unless the remaining General

Partner(s), if any, and More Than Seventy-Five Percent (75%) in Interest of the Limited Partners shall again elect within ninety (90) days after the event of withdrawal of the General Partner to continue the business of the Partnership; and

c.	All necessary steps shall be taken to amend the Agreement of Limited Partnership.

For purposes of this section, a General Partner, who is a natural person, shall be deemed to be incapacitated if he is disabled and unable to take an active part in the management of the Partnership business for a continuous period of at least six (6) months.

Section 9.4 Interest of Former General Partner

If the Partnership is continued in accordance with the provisions of Section 9.3, the incapacitated, withdrawn, bankrupt or former General Partner, or the successor(s) in interest of the deceased or liquidated General Partner, shall share in the profits or losses of the Partnership on the same basis as before the event of withdrawal as long as the Partnership continues in existence and shall have all the rights of a Limited Partner other than the right to vote the interest until such time as the former General Partner or successor(s) in interest is admitted as a Limited Partner in accordance with the provisions of Article X. of this Agreement. It is provided, however, the former General Partner or the successor(s) in interest of the General Partner, as the case may be, shall not be entitled to receive the value of the interest of such General Partner or an interest in any assets of the Partnership upon such event of withdrawal.

Section 9.5 Death, Dissolution or Withdrawal of a Limited Partner

The death, interdiction, dissolution, bankruptcy or other event of withdrawal of a Limited Partner shall not dissolve the Partnership. In such event, the former Limited Partner or other successor(s) in interest of the deceased or liquidated Limited Partner shall share in the profits or losses of the Partnership on the same basis as before the event of withdrawal and shall have all the rights and privileges of a Limited Partner other than the right to vote the interest until admitted as a Limited Partner in accordance with the provisions of Article X. of this Agreement. It is provided that, however, the former Limited Partner or successor(s) in interest shall not be entitled to receive the value of the interest of such Limited Partner or an interest in any assets of the Partnership upon such event of withdrawal. During the term of the Partnership a Limited Partner shall not voluntarily withdraw.

ARTICLE X.

TRANSFER OF A PARTNERSHIP INTEREST

Section 10.1 Restrictions on Transfers

No Partner shall make any transfer or assignment of all or any part of his or her interest in this Partnership if said transfer or assignment would, when considered with all other transfers during the same applicable twelve-month period, cause a termination of this Partnership for Federal or Louisiana state income tax purposes.

Section 10.2 Status of a Transferee of an Interest from a General Partner

The transferee of an interest from a General Partner shall become a Limited Partner only upon compliance with all of the provisions set forth in Section 10.3.

Section 10.3 Other Requirements Applicable to Transfers of a Limited Partner’s Interest

No assignee of the whole or any portion of a Limited Partner’s interest in the Partnership shall have the right to become a substituted Limited Partner in place of the assignor unless all of the following conditions are met:

a.	The assignor shall designate such intention in the instrument of assignment.

b.	The written consent of the General Partner(s) and the Vote of More Than Seventy-Five Percent (75%) in Interest of the Limited Partners to such substitution shall be obtained.

c.	The instrument of assignment shall be in a form and substance satisfactory to the General Partner.

d.	The assignor and assignee named therein shall execute and acknowledge such other instrument or instruments as the General Partner may deem necessary or desirable to effectuate such admission.

e.	The assignee shall accept, adopt and approve in writing all of the terms and provisions of this Agreement as the same may have been amended.

f.	Such assignee shall pay or, at the election of the General Partner, obligate himself to pay all reasonable expenses connected with such admission, including but not limited to the cost of preparing, filing and publishing any amendment to the Agreement of Limited Partnership to effectuate such admission.

g.	By such transfer, the assignor does not violate the registration provisions of the Securities Act of 1933, as amended, or the qualification provisions of applicable Texas law.

h.	The assignor shall have complied with Sections 10.1, and 10.3.

Section	10.4 Encumbrance of Partner’s Interest

A Partner may not mortgage, pledge or otherwise encumber all or any portion of his Partnership interest unless approved by More Than Fifty Percent (50%) in Interest of the Partners. Any attempt by a Partner to mortgage, pledge or encumber his partnership interest shall be null and void unless made in accordance with the provisions of this Section.

Section	10.5 Disposition in Violation of Restrictions on Transfer

Should any interest in this Partnership be transferred, alienated or otherwise disposed of in violation or contravention of any provisions of this Article X., or should a Partner be divested of his interest in this Partnership as a result of an involuntary alienation, such as bankruptcy proceedings, insolvency proceedings, executory process, judicial execution, seizure, attachment, sequestration, or the like, then in any such case, this Partnership shall have the option, exercisable upon the written consent of More Than Fifty Percent (50%) in Interest of the Partners, by furnishing notice to the transferee, or any of them if there be more than one, at any time following the occurrence in question, but no later than sixty (60) days after the transfer or attempted transfer of said Partnership interest, (i) to purchase all of said Partnership interest at a price equal to the lesser of the book value of the interest or the amount paid by the transferee for said interest, or (ii) to obtain injunctive relief and judicial recission of the purported transfer or alienation, all parties hereto agreeing that monetary damages are inapplicable in this situation.

ARTICLE XI.

TERMINATION, EXTENSION OF TERM

AND DISSOLUTION OF THE PARTNERSHIP

Section	11.1 Term and Termination

The Partnership shall terminate on December 31, 2047, unless sooner terminated upon (i) the happening of any of the events described in Section 9.3 and failure to continue the Partnership as provided therein or (ii) the Vote of the General Partner and More Than Seventy-Five Percent (75%) in Interest of the Limited Partners.

Section	11.2 Extension of Term

On or before the termination date specified in Section 11.1, More than Fifty Percent (50%) in Interest of the Partners may elect in writing to extend the term and continue the Partnership.

In the event that the term of the Partnership is extended in such manner, all necessary steps shall be taken to amend the Agreement of Limited Partnership.

Section	11.3 Winding Up the Partnership

Upon termination of the Partnership, all debts and obligations shall be paid and discharged; and for this purpose, the capital accounts of the Partners shall not be considered as debts or obligations. All assets then remaining shall be distributed to the Partners (General Partner and Limited Partners) in the ratios of their respective adjusted capital accounts. Such assets may be distributed in kind or may be converted to cash by way of sale, at the discretion of More than Fifty Percent (50%) in Interest of the Partners.

Section 11.4 Waiver of Right to Judicial Partition

It is specifically agreed and understood that no Partner shall have any right to seek or demand a judicial partition of the assets owned or hereafter acquired by the Partnership, nor shall any Partner have any right in or to a specific asset of the Partnership upon liquidation or winding up, except as may be mutually agreed upon by the Partner receiving such asset and by More than Fifty Percent (50%) in Interest of the Partners at the time, and the signing of this Agreement shall constitute a waiver of all rights to partition until such time as an asset may be distributed from the Partnership in indivision.

ARTICLE XII.

GENERAL

Section 12.1 Notices and Consents

Every notice, consent or other communication required or permitted to be given by any provision of this Agreement shall be in writing. Each such notice, consent or other communication, or any distribution or payment required or permitted to be made hereunder, shall be deemed to have been duly and properly given, served or made for all purposes if (i) delivered personally or by nationally recognized commercial courier, or (ii) deposited in a post office box and sent by registered or certified mail, return receipt requested, postage and charges prepaid, and addressed as follows: (a) if to the Partnership, to it at the address set forth in Section 1,4; (b) if to a Partner, to the address set below his name in Section 3.1. The Partners may change such addresses by notice to the Partnership, and the Partnership may change its address by notice to the Partners. Each Partner shall have access at all reasonable times to the current names and addresses of the Partners for purposes of this Agreement. Any notice shall be deemed given upon personal delivery or, if sent by commercial courier or mail, on the earlier of the date shown on the return receipt or two (2) days after the date delivered to the courier or mailed, properly addressed and with delivery charges or postage prepaid.

Section 12.2 Further Assurances

Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish, such further certificates, instruments, agreements and other documents and to take all such further action as may be required by law or deemed by the General Partner to be necessary or useful in furtherance of the Partnership’s purposes and the objectives and intentions underlying this Agreement and not inconsistent with the terms hereof.

Section 12.3 Entire Agreement

This Agreement incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published.

Section 12.4 Amendments

This Agreement may be amended at any time, and from time to time, by written consent of More than Fifty Percent (50%) in Interest of the Partners. Upon the effectiveness of any amendment hereto, all of the Partners, whether or not consenting to such amendment, shall be bound by the terms and provisions thereof as if they had so consented. No amendment under this Section 12.4, unless approved by all Partners, may (i) change the Partnership to a general partnership, (ii) affect the liabilities of the Partners, (iii) affect the interests of the Partners in the allocations of profits, losses, cash flow or any item used for accounting or income tax purposes (other than an amendment consistent with the provisions of Section 6.2), (iv) affect the interests of the Partners in the distribution of assets upon dissolution of the Partnership, (v) change the vote required under Section 9.3 to continue the Partnership upon the occurrence of an event of withdrawal of the General Partner or the vote required under Section 10.5 to admit a transferee as a Partner, or (vi) alter any provisions of Sections 9.1, 11.1 or 12.4. Notwithstanding the foregoing, this Section 12.4 shall not be applicable to any amendment which is specifically authorized or required by other provisions of this Agreement.

Section 12.5 Personal Guaranty or Endorsement of Partnership Obligations

Should it become necessary for the Partners personally to guaranty or endorse any obligations of the Partnership, such personal guaranties or endorsements shall in no way alter the terms of this Agreement, nor shall such personal guaranties or endorsements alter the status of the Partners as established by this Agreement. In the event that the Partnership shall fail to pay any obligation guaranteed or endorsed by the Partners or any of them, they shall stand in the same position as any guarantor or endorser under the same circumstances.

Section 12.6 Gender and Number

Unless the context otherwise requires, when used herein, the singular includes the plural and vice versa, and the masculine includes the feminine and neuter and vice versa. A person is deemed to include a person, firm, corporation, partnership, limited liability company, trust or other entity.

Section 12.7 Binding Effect and Benefit

This Agreement is binding upon and inures to the benefit of the parties hereto, their heirs, legal representatives, successors and assigns.

Section 12.8 Captions; Section and Article References

Captions are inserted for convenience only and shall not be given any legal effect. Any reference to a designated “Section” or “Article” is to the Section or Article of this Agreement so designated.

Section	12.9 Powers of Attorney

Each of the parties hereto, including persons who become parties to this Agreement or become entitled to the benefits of its provisions after the date hereof, hereby irrevocably constitutes and appoints the General Partner, with full power of substitution, as his true and lawful representative and attorney-in-fact, with full power and authority in his name, place and stead to make, execute, sign, acknowledge or swear, deliver, record and file:

a.	Any and all instruments or documents referred to in Section 1.6 or that may be appropriate to reflect (i) a change in the name or the location of the principal place of business of the Partnership or (ii) the substitution or addition of a person becoming a Partner or (iii) a change in the interests in the Partnership in accordance with this Agreement;

b.	Any and all amendments or modifications of the instruments described in subsection (a) of this Section 12,9;

c.	All documents and instruments which may be required to effect the dissolution and termination of the Partnership in accordance with this Agreement;

d.	All such other documents or instruments which General Partner deems necessary or appropriate in the ordinary course of the Partnership’s business.

The foregoing power of attorney shall be deemed to be coupled with an interest and shall survive the death, incompetency, insanity, legal incapacity, bankruptcy or insolvency of any party hereto, or the assignment of his interest in the Partnership.

Notwithstanding the foregoing provisions of this Section 12.9, when acting in a representative capacity, the General Partner shall not have any right, power or authority to amend or modify this Agreement, except as provided in Section 12.4, or to execute any instrument in the name and on behalf of a Partner other than in conformity with the provisions of this Agreement.

Section	12.10 Counterparts

This Agreement may be executed and completed in any number of counterparts, each of which will for all purposes be deemed an original instrument, and all such counterparts together will constitute but one and the same agreement.

Section	12.11 Applicable Law

This Agreement of Limited Partnership is executed in conformity with the laws of the State of Texas relating to limited partnerships, and this Agreement shall be governed thereby; provided, however, that this Agreement is also intended to conform with the laws enacted by the State of Texas and other states pursuant to the Revised Uniform Limited Partnership Act and the Uniform Commercial Code, and shall thus be so construed for such purposes as may be required by the laws of such state or states. This Agreement shall constitute the entire contract between the parties as to all matters arising from or connected with the Partnership, and no other agreement, written or oral, exists in modification or denigration of the terms of this Agreement.

Section	12.12 Severability

If any provision of this Agreement or portion hereof, or the application thereof to any person or circumstance, is invalid or unenforceable, then the remainder of this Agreement, or the application of the provision or portion hereof to other persons or circumstances, shall not be affected thereby, provided that if any provision or portion hereof or the application thereof is invalid or unenforceable, then a suitable or equitable provision shall be substituted therefore in order to carry out, so far as may be valid or enforceable, the intent and purpose of the invalid or unenforceable provision or portion thereof.

Section	12.13 Enforcement of Provisions

The failure to enforce any provision of this Agreement or to require at any time performance by a Partner of any provision of this Agreement shall not in any way be construed to be a waiver of that provision, or to affect either the validity of this Agreement or any part of this Agreement, or the right of any Partner thereafter to enforce each and every provision of this Agreement in accordance with the terms of this Agreement.

IN WITNESS WHEREOF, this Agreement has been signed on the date first above written.

GENERAL PARTNER:

LIFECARE HOLDING COMPANY OF TEXAS, L.L.C.

By:	LifeCare Management Services, L.L.C.

	By:	/s/ Jimmie M. Stapleton
Jimmie M. Stapleton,
Vice President/Administrator

LIMITED PARTNER:

LIFECARE MANAGEMENT SERVICES, L.L.C.

By:	/s/ Jimmie M. Stapleton
Jimmie M. Stapleton,
Vice President/Administrator